Exhibit 12.1

BOARDWALK PIPELINE PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions, except ratios)

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$147.2	$250.7	$306.5	$217.4	$289.9
Equity losses in unconsolidated affiliates	86.5	1.2	—	—
Net loss attributable to noncontrolling interests	9.2	3.5	—	—
Amortization of capitalized interest	3.5	3.4	3.3	3.3	3.2
Fixed charges	179.4	176.0	178.4	179.8	160.2
Capitalized interest	(6.8)	(6.4)	(4.6)	(1.9)	(4.1)
Total earnings	$419.0	$428.4	$483.6	$398.6	$449.2

Fixed Charges:
Interest expense, net of capitalized interest	$165.7	$163.5	$168.6	$173.1	$151.1
Capitalized interest	6.8	6.4	4.6	1.9	4.1
Implicit interest in rents	6.9	6.1	5.2	4.8	5.0
Total fixed charges	$179.4	$176.0	$178.4	$179.8	$160.2
Ratio of earnings to fixed charges	2.34x	2.43x	2.71x	2.22x	2.80x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; less capitalized interest and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.